Effective June 1, 2007, the Fund seeks to achieve its investment objective by investing under normal circumstances at least 65% of its total assets in commercial mortgage-backed securities (CMBS), which may be represented by forwards or derivatives, such as options, futures contracts or swap agreements. For purposes of applying the Funds investment policies and restrictions, swap agreements are generally valued by the Fund at market value. In the case of credit default swaps sold by the Fund (i.e. where the Fund is selling credit default protection), the Fund will value the swap at its notional amount. Prior to June 1, 2007, the Fund sought to achieve its investment objective by investing under normal circumstances at least 80% of its net assets plus the amount of borrowings for investment purposes in CMBS.

Effective February 27, 2007, the Fund changed its investment policies to permit investment in credit derivatives. This change permits the use of credit derivatives, such as credit default swaps, and other derivative instruments for gaining synthetic exposures.

Effective February 27, 2007, the Fund changed its policies so that it is permitted to use Fitch, Inc. (Fitch) as a rating agency for purposes of credit quality investment restrictions. Prior to February 27, 2007, the Fund used ratings from Moody's Investors Service, Inc. ("Moody's") or Standard & Poors Ratings Services ("S&P") or if unrated, PIMCO's determination of comparable quality to a rated security. The Fund may now use Moodys, S&P or Fitch ratings, or, if an issue is unrated, PIMCOs assessment of the issues credit quality.